833 EAST MICHIGAN STREET ● SUITE 1800 MILWAUKEE, WISCONSIN 53202 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

August 24, 2018

VIA EDGAR

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington D.C. 20549

RE:

Heartland Group, Inc. (Registration Nos. 33-11371, 811-4982)

Preliminary Proxy Statement

Dear Ms. Browning:

The purpose of this letter is to respond to additional comments received from you on August 22, 2018 regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Heartland Group, Inc. (the “Registrant”) on August 7, 2018 with respect to the proposed liquidation of the Heartland International Value Fund (the “Fund”), a series of the Registrant, and our response letter to your initial comments dated August 20, 2018 (the “Initial Response Letter”).

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein have the same meaning as in the Proxy Statement.

Comment 1.  With respect to comment #5 and the response thereto in the Initial Response Letter, it is our understanding that any receivables that the Fund will not collect would be considered liquidation costs.  Therefore, the fact that the Fund bears these costs is inconsistent with the statement that the Advisor will bear all liquidation costs.  Please supplementally reconcile these statements and make corresponding changes to the disclosure in the Proxy Statement.

Response:  Registrant believes that the types of receivables that would not be collected by the Fund are certain tax reclaim requests from foreign jurisdictions, which in the ordinary course of business would also not be collected.  Registrant believes these amounts will be immaterial. However, to ensure full assumption of liquidation related costs, the Advisor will reimburse the Fund for any such uncollected receivables prior to liquidation, and Registrant has added a statement to the Proxy Statement indicating that “The Advisor has also agreed to reimburse the Fund for any receivables that the Fund does not collect prior to liquidation.”

Comment 2.  With respect to comment #10 and the response thereto in the Initial Response Letter, Item 14(a)(4) of Schedule 14A requires disclosure of the name of the person(s) by whom

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

the cost of solicitation will be borne.  Accordingly, please include a Q&A discussing who will be paying the solicitation costs.

Response:  Registrant had added a Q&A stating that the Advisor has agreed to bear all costs relating to the solicitation of proxies.

Comment 3.  With respect to comment #11 and the response thereto in the Initial Response Letter, please supplementally explain why Broadridge is not considered to be a paid solicitor, as the listed functions appear to be proxy functions.  Additionally, the language on the first page of the Proxy Statement states that “The Company has retained Broadridge…” which indicates that the Company is paying for Broadridge’s services.  Please supplementally reconcile this with the statement that the Advisor will bear all of the liquidation costs, and make corresponding changes to the disclosure in the Proxy Statement.

Response:  Registrant notes that Broadridge has not been retained to provide solicitation services, but rather Broadridge will provide printing, mailing and tabulation services.  Registrant confirms that the Advisor will pay for all services provided by Broadridge.  For clarification, Registrant has revised the relevant language in the Proxy Statement as follows: “The Company has retained Broadridge Financial Solutions, Inc. (“Broadridge”) to provide printing, mailing and proxy tabulation services.  All of the costs of such services provided by Broadridge will be paid by the Advisor, and are estimated to be $6,000.”

Comment 4.  With respect to comment #12 and the response thereto in the Initial Response Letter, language has been added to the Proxy Statement stating that the Advisor “does not intend to recoup any such fees or expenses.”  Please revise this language to explicitly state that the Advisor will not recoup any such fees or expenses.

Response:  The requested change has been made.

Comment 5.  Please supplementally represent to the SEC Staff that the Advisor will pay for all of the costs of the liquidation, whether pursuant to the Plan or otherwise.  Relatedly, please revise the language in the Q&A that states “The Advisor has agreed to bear these costs” to “The Advisor has agreed to bear all costs relating to the liquidation.”

Response:   Registrant represents that the Advisor will pay for all of the costs of the liquidation, whether pursuant to the Plan or otherwise.  Additionally, the requested change has been made to the Q&A language.

Comment 6.  With respect to comment #14 and the response thereto in the Initial Response Letter, the language in the Proxy Statement states that “Officers and directors of the Company, and officers, directors and employees of the Advisor, may also solicit shareholder proxies…for which services they will not receive any additional compensation.”  Given that these individuals are performing proxy solicitation functions that the Advisor would otherwise have to pay for itself, please confirm how this is consistent with the statement that the Advisor is paying for all costs of the liquidation.  Please make corresponding changes to the relevant language in the Proxy Statement.

Response:  Registrant responds by revising the relevant language as follows: “Officers, directors and employees of the Advisor may also solicit shareholder proxies….”

*****

Please call me at 608.284.2232 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Leah N. Cry

Leah N. Cry

cc:  Vinita K. Paul, Heartland Group, Inc.

       Ellen R. Drought, Godfrey & Kahn, S.C.

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